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                                                                    EXHIBIT (12)

                               [Form of Opinion]




August [__], 2001

Board of Directors
Strong Discovery Fund, Inc.
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051

Board of Directors
Strong Equity Funds, Inc.
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051

Re: Agreement and Plan of Reorganization, dated as of May ____, 2001 (the "Agreement"), and between the Strong Discovery Fund, Inc., a Wisconsin Corporation (the "Selling Fund"), by and Strong Equity Funds, Inc., a Wisconsin Corporation, on behalf of its series, the Strong Enterprise Fund (the "Acquiring Fund")

Ladies and Gentlemen:

          You have requested our opinion as to certain federal income tax consequences of the reorganization of the Selling Fund which will consist of (i) the transfer of all or substantially all of the assets of the Selling Fund to the Acquiring Fund, in exchange solely for Investor Class Shares of the Acquiring Fund (collectively, the "Acquiring Fund Shares"), (ii) the assumption by the Acquiring Fund of certain liabilities of the Selling Fund, and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Selling Fund/1/ in complete liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in the Agreement (the "Reorganization").

          In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Selling Fund in connection with the Special Meeting of Shareholders of the Selling Fund to be held on July 20, 2001, (c) certain representations concerning the Reorganization made to us by the Acquiring Fund and the Selling Fund in a letter dated _________ ___, 2001(the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

________________

/1/ In the distribution, Selling Fund shareholders who hold Selling Fund Investor Class Shares will receive Acquiring Fund Investor Class Shares.
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          For purposes of this opinion, we have assumed that the Selling Fund and the Acquiring Fund on the Effective Date of the Reorganization each satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company ("RIC").

          Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

          Based on the foregoing and provided the Reorganization is carried out in accordance with the laws of the State of Wisconsin, the Agreement, and the Representation Letter, it is our opinion that:

          1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Selling Fund and the Acquiring Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

          2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the identified liabilities of the Selling Fund pursuant to Section 1032(a) of the Code.

          3. No gain or loss will be recognized by the Selling Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the identified liabilities of the Selling Fund or upon the distribution of Acquiring Fund Shares to shareholders of the Selling Fund pursuant to Sections 361(a) and (c) and 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to
Section 1276 of the Code.

          4. No gain or loss will be recognized by the shareholders of the Selling Fund upon the exchange of their shares of the Selling Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

          5. The aggregate tax basis of Acquiring Fund Shares received by each shareholder of the Selling Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Selling Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

          6. The holding period of the Acquiring Fund Shares received by the shareholders of the Selling Fund (including fractional shares to which they may be entitled) will include the holding period of the Selling Fund Shares surrendered in exchange therefor, provided
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that the Selling Fund Shares were held as a capital asset on the Effective Date of the Reorganization, pursuant to Section 1223(1) of the Code.

          7. The tax basis of the assets of the Selling Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

          8. The holding period of the assets of the Selling Fund received by the Acquiring Fund will include the period during which such assets were held by the Selling Fund pursuant to Section 1223(2) of the Code.

          9. The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of the Selling Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and
(c), 382, 383 and 384 of the Code.

          This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

          Our opinion is conditioned upon the performance by the Acquiring Fund and the Selling Fund of their undertakings in the Agreement and the Representation Letter.

          This opinion is being rendered to the Acquiring Fund and the Selling Fund and may be relied upon only by the funds and their Board of Directors and shareholders.


Very truly yours,